Filed Pursuant to Rule 424(b)(3)
File No. 333-136277

PROSPECTUS SUPPLEMENT NO. 15
TO PROSPECTUS DATED FEBRUARY 21, 2012

ZIM CORPORATION

This Prospectus Supplement No. 15 supplements and amends our Prospectus dated July 11, 2008, as amended and supplemented.  This Prospectus Supplement No. 15 includes our attached Form 6-K for the month of February 2012 as filed with the Securities and Exchange Commission on February 17, 2012.

Any statement contained in the Prospectus and any prospectus supplements filed prior to the date hereof shall be deemed to be modified or superseded to the extent that information in this Prospectus Supplement No. 15 modifies or supersedes such statement. Any statement that is modified or superseded shall not be deemed to constitute a part of the Prospectus except as modified or superseded by this Prospectus Supplement No. 15.

This Prospectus Supplement No. 15 should be read in conjunction with the Prospectus, and any prospectus supplements filed prior to the date hereof.

The date of this Prospectus Supplement No. 15 is February 21, 2012.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6 – K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2012

Commission File Number 0-31691

ZIM CORPORATION

150 Isabella Street, Suite 150
Ottawa, Ontario
Canada K1S 1V7
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ☐

Quarterly Business Review by Management for the
Quarter Ended December 31, 2011

TABLE OF CONTENTS

Item 1.	Selected Financial Data	3

Item 2.	Quarterly Business Review	8

Item 3.	Quantitative and Qualitative Disclosures About Market Risks	16

Signatures		18

ITEM 1 – SELECTED FINANCIAL DATA

ZIM Corporation
Condensed Consolidated Statements of Operations
(Expressed in US dollars)
(Unaudited)

	Three months ended December 31, 2011	Three months ended December 31, 2010	Nine months ended December 31, 2011	Nine months ended December 31, 2010
	$	$	$	$
Revenue
Mobile	38,024	60,958	123,216	219,533
Software	445,845	442,467	1,334,114	1,270,795
Total revenue	483,869	503,425	1,457,330	1,490,328

Operating expenses
Cost of revenue	46,717	66,296	127,051	182,545
Selling, general and administrative	230,714	226,135	844,173	857,472
Research and development	130,983	162,573	466,080	420,723
Impairment of intangible assets	4,887	-	11,730	-
Total operating expenses	413,301	455,004	1,449,034	1,460,740

Income from operations	70,568	48,421	8,296	29,588
Other income (expense):
Other income	-	-	(510)	-
Interest income, net	30,308	45,626	90,621	78,983
Total other income	30,308	45,626	90,111	78,983
Net income before income taxes	100,876	94,047	98,407	108,571
Income tax benefit	110,728	29,446	189,522	137,736
Net income	211,604	123,493	287,929	246,307

Basic and fully diluted income (loss) per share	0.002	0.001	0.002	0.002
Weighted average number of shares outstanding	125,460,867	125,460,867	125,460,867	116,118,401

ZIM Corporation
Condensed Consolidated Statements of Cash Flows
(Expressed in US dollars)
(Unaudited)

	Nine months ended December 31, 2011	Nine months ended December 31, 2010
	$	$
OPERATING ACTIVITIES
Net income (loss)	287,929	246,307
Items not involving cash:
Depreciation of property and equipment	11,299	26,035
Amortization of intangible assets	11,730
Stock-based compensation	25,370	140,043
Changes in operating working capital
Decrease (increase) in accounts receivable	(175,144)	44,751
Decrease (increase) in investment tax credits receivable	143,082	75,274
Decrease (increase) in prepaid expenses	25,081	27,911
Increase (decrease) in accounts payable	(10,263)	(6,789)
Increase (decrease) in accrued liabilities	(37,212)	13,826
Increase (decrease) in deferred revenue	(8,744)	(64,920)
Decrease in deferred rent	-	(11,317)
Cash flows provided by operating activities	273,128	491,121

INVESTING ACTIVITIES
Purchase of property and equipment	(10,169)	(4,215)
Purchase of an investment	(191,628)	(50,271)
Cash flows used in investing activities	(201,797)	(54,486)

FINANCING ACTIVITIES
Cash flows provided by financing activities	-	-

Effect of changes in exchange rates on cash	(199,119)	93,316

Increase (Decrease) in cash	(127,788)	529,951
Cash, beginning of period	1,770,990	1,160,881
Cash, end of period	1,643,202	1,690,832

ZIM Corporation
Condensed Consolidated Balance Sheets
(Expressed in US dollars, except for share data)

	December 31, 2011 (Unaudited)	March 31, 2011 (Audited)
ASSETS	$	$
Current assets
Cash and cash equivalents	1,643,202	1,770,990
Accounts receivable, net	293,573	118,429
Investment tax credits receivable	147,493	273,096
Other tax credits	35,628	53,107
Prepaid expenses	10,257	34,627
	2,130,153	2,250,249

Long term deposit	9,011	9,722
Investment	304,818	113,190
Intangible assets	33,595	47,200
Property and equipment, net	37,750	38,880
	2,515,327	2,459,241
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable	20,711	30,974
Accrued liabilities	52,121	89,333
Deferred revenue	233,041	241,785
	305,873	362,092
Deferred rent	-	-

Shareholders' equity:
Preferred shares, no par value, non-cumulative
dividend at a rate to be determined by the Board of Directors redeemable for CDN $1 per share. Unlimited authorized shares; issued and outstanding NIL shares at December 31, 2011 and March 31, 2011.	-	-
Special shares, no par value, non-voting,
Unlimited authorized shares; issued and outstanding NIL shares at December 31, 2011 and March 31, 2011.	-	-
Common shares, no par value, voting,
Unlimited authorized shares; 125,460,867 shares issued and outstanding as at December 31, 2011 and 125,460,867 as at March 31, 2011.	19,262,796	19,262,796
Additional paid-in capital	2,823,645	2,798,274
Accumulated deficit	(20,563,530)	(20,563,530)
Accumulated other comprehensive income	686,543	599,608
	2,209,454	2,097,148
	2,515,327	2,459,241

1 - BASIS OF PRESENTATION

The accompanying unaudited selected financial data of ZIM Corporation (“ZIM” or the “Company”) and its subsidiaries have been prepared pursuant to the rules and regulations of the United States Securities and Exchange Commission (“SEC”). Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles in the United States of America (US GAAP) have been condensed or omitted pursuant to such rules and regulations. The condensed consolidated balance sheet as of March 31, 2011 has been derived from our audited consolidated financial statements for the year ended March 31, 2011. These selected financial data should be read in conjunction with the financial statements and notes thereto included in the latest annual report on Form 20-F. These data have been prepared on the same basis as the audited consolidated financial statements for the year ended March 31, 2011 and, in the opinion of management, include all adjustments considered necessary for a fair presentation of the financial position, results of operations and cash flows of the Company. Unless otherwise stated in this Form 6-K the information contained herein has not been audited or reviewed by an independent auditor. The results of operations for the three month and six month periods ended December 31, 2011 are not necessarily indicative of the results to be expected for the full year.

2 – EQUITY INVESTMENT

On October 21st, 2009 ZIM Corporation made an equity investment in Seregon Solutions Inc.

Seregon’s Mobile Application Platform (MAP) is a rapid application development environment for mobile business applications that reduces the time, cost and risk of application creation, deployment, maintenance and administration. Seregon-powered applications run on a variety of Smartphones and synchronize with all backend systems and databases. Seregon MAP has been adopted by Independent Software Vendors (ISVs) for the development of mobile business applications for Public Safety, Enterprise Resource Planning, Transportation, Computer Aided Facilities Management and other market sectors. For more information on Seregon and its MAP product visit: www.seregon.com .

The equity interest in Seregon by ZIM is less than 10% and ZIM has no significant influence, as defined in ASC 323-10-15-6, over the corporate decisions of Seregon at this time. Based on these facts and the guidance provided by ASC 325-20 the investment has been accounted for using the cost method.

On June 29th, 2011 ZIM Corporation made an equity investment in Connecting People For Health Co-operative Ltd.

Connecting People for Health Co-operative Ltd. (CP4H) is owned by a large and varied base of co-operatives and Credit Unions that span Atlantic Canada. CP4H has created HealthConnex as a healthcare service for its members. CP4H has been promoting and working toward a more user-driven health care system since it was founded in 2006 by the co-op and credit union sector.

HealthConnex is a health portal providing tools for patients to drive positive change in the health care system, from the patient up. The HealthConnex internet portal provides convenient services and a pay engine that allow patients to connect with their health care team in new and innovative ways.
In addition, HealthConnex purchased Benneworth Advanced Systems and the Medical Office Manager product (MOM) which was developed using ZIM's core database technology and language.

ZIM's investment in CP4H is strategic in nature as it provides the company with indirect access to the 1800 medical professionals using MOM and future product opportunities.

The equity interest in CP4H by ZIM is less than 10% and ZIM has no significant influence, as defined in ASC 323-10-15-6, over the corporate decisions of CP4H at this time. Based on these facts and the guidance provided by ASC 325-20 the investment has been accounted for using the cost method.

3 – INTELLECTUAL PROPERTY INVESTMENT

On October 27th, 2010 ZIM Corporation purchased all of the technology assets of Torch Technologies.

Torch is well known by ZIM`s IDE customers for its Database Migration services tools and a product portfolio that allows enterprise clients to rapidly and cost effectively migrate and manage multiple database platforms.

ZIM believes that Torch’s advanced portfolio of migration services and management products will strengthen and complement ZIM`s enterprise database products, and that the combined product portfolio will result in a robust solution to rapidly and cost effectively migrate existing databases to other industry databases including Oracle™ and SQL™ while retaining valuable ZIM applications and providing a simplified database management suite. ZIM believes that the new product portfolio will strengthen ZIM’s solution offering for existing and new clients.

ITEM 2 – QUARTERLY BUSINESS REVIEW

This Form 6-K contains forward-looking statements regarding our business, financial condition, results of operations, liquidity and sufficiency of cash reserves, controls and procedures, prospects, revenue expectations, and allocation of resources that are based on our current expectations, estimates and projections. In addition, other written or oral statements which constitute forward-looking statements may be made by or on behalf of the registrant. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," or variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance, and are inherently subject to risks and uncertainties that are difficult to predict. As a result, actual outcomes and results may differ materially from the outcomes and results discussed in or anticipated by the forward-looking statements. These risks include foreign exchange risk, credit risk, fair value risks and key personnel risk and are therefore qualified in their entirety by reference to the factors specifically addressed in the sections entitled " QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK " and “RISK FACTORS” in our Annual Report on Form 20-F for the fiscal year ended March 31, 2011, as well as those discussed elsewhere in this Form 6-K. We operate in a very competitive and rapidly changing environment. New risks can arise and it is not possible for management to predict all such risks, nor can it assess the impact of all such risks on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results. All forward-looking statements speak only as of the date of this Form 6-K. We undertake no obligation to revise or update publicly any forward-looking statements in order to reflect any event or circumstance that may arise after the date of this Form 6-K, other than as required by law.

The following discussion includes information from the Selected Financial Data for the three month and six month periods ended December 31, 2011 and 2010.  These results are not necessarily indicative of results for any future period. You should not rely on them to predict our future performance.

All financial information is prepared in accordance with generally accepted accounting principles in the United States ("GAAP") and is stated in US dollars.

EXECUTIVE SUMMARY

Revenue for the quarter ended December 31, 2011 was $483,869, a decrease from $503,425 for the quarter ended December 31, 2010.  The decrease in revenue resulted from a decrease in sales from our mobile line of business.

Net income for the quarter was $211,604, as compared to a net income of $123,493 for the quarter ended December 31, 2010. On a year to date basis net income was $287,929 as of December 31, 2011 as compared to net income of $246,307 for the same period in 2010. The increase in net income, for the quarter and year to date, is a reflection of increased software sales, decreased operating expenses and interest income.

ZIM had cash and cash equivalents of $1,643,202 at December 31, 2011 as compared to cash and cash equivalents of $1,770,990 at March 31, 2011.

BUSINESS OVERVIEW

ZIM started operations as a developer and provider of database software known as ZIM IDE software.  ZIM IDE software is used by companies in the design, development, and management of information databases and mission critical applications.  The Company continues to provide this software and ongoing maintenance services to its client base.

Beginning in 2002, the Company expanded its business strategy to include opportunities associated with mobile products.  Prior to fiscal 2007, the Company focused on developing products and services for the wireless data network infrastructure known as “SMS” or “text messaging”.  Although SMS will continue to provide revenue within the mobile segment of operations, with the acquisition of AIS in 2007 the Company shifted its mobile product focus to include offering mobile content directly to end users.

In fiscal 2008, ZIM added the ZIM TV service and in partnership with the International Table Tennis Federation (ITTF) provided development and hosting services for IPTV to ITTF end users. However, due to low sales volumes ZIM exited this market in fiscal 2010.

In fiscal 2011 and 2012, ZIM continues to develop and sell enterprise database software to end users as well as maintain its SMS messaging and mobile content product lines.

CRITICAL ACCOUNTING ESTIMATES

We prepare our condensed consolidated financial statements in accordance with United States GAAP, which requires management to make certain estimates and apply judgments that affect reported amounts of assets, liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. We base our estimates and judgments on historical experience, current trends, and other factors that management believes to be important at the time the condensed consolidated financial statements are prepared. On an ongoing basis, management reviews our accounting policies and how they are applied and disclosed in our annual consolidated financial statements.

There have been no material changes to our critical accounting estimates from those described in our Annual Report on Form 20-F for the fiscal year ended March 31, 2011.

RESULTS OF OPERATIONS FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2011 COMPARED TO THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2010

The following discussion includes information derived from the unaudited and not reviewed condensed consolidated statements of operations for the three and nine months ended December 31, 2011 and 2010. The information for the three months and nine months ended December 31, 2011, in management's opinion, has been prepared on a basis consistent with the audited consolidated financial statements for the fiscal year ended March 31, 2011, and includes all adjustments necessary for a fair presentation of the information presented.

These operating results are not necessarily indicative of results for any future period. You should not rely on them to predict our future performance. All financial information is prepared in accordance with United States GAAP and is stated in US dollars.

REVENUES

	Three months ended December 31, 2011	As a %	Three months ended December 31, 2010	As a %
	$		$
Mobile content	14,226	3	23,995	5
Bulk SMS	23,798	5	35,716	7
Other SMS services and products	-		1,247	0
	38,024	8	60,958	12

Software	136,535	28	139,986	28
Maintenance and consulting	309,310	64	302,481	60
	445,845	92	442,467	88

Total Revenue	483,869	100	503,425	100

	Nine months ended December 31, 2011	As a %	Nine months ended December 31, 2010	As a %
	$		$
Mobile content	47,454	3	76,963	5
Bulk SMS	75,762	5	131,971	9
Other SMS services and products	-		10,599	1
	123,216	8	219,533	15

Software	427,939	30	334,311	22
Maintenance and consulting	906,175	62	936,484	63
	1,334,114	92	1,270,795	85

Total Revenue	1,457,330	100	1,490,328	100

Total revenues for the three months ended December 31, 2011 were $483,869 as compared to $503,425 for the three months ended December 31, 2010. Total revenues for the nine months ended December 31, 2011 were $1,457,330 as compared to $1,490,328 for the nine months ended December 31, 2010. The quarter over quarter decrease of $19,556 (3.9%) in revenues is mainly attributable to a decrease in sales from our mobile line of business. The year to date decrease of $32,998 (2.21%) is due to a decrease in SMS messaging and mobile content revenue that is largely offset by increased software sales.

REVENUE ANALYSIS BY SERVICE/PRODUCT OFFERING

MOBILE CONTENT

On April 1, 2006 we acquired AIS and its two internet portals offering mobile content.  Consumers are able to download ringtones and wallpapers directly from our internet sites to their mobile phones.  Consumers can choose to pay for the content with their credit card or through electronic billing systems. Compared to $23,995 and $76,963 for the three and nine months ended December 31, 2010 this revenue stream has decreased to $14,226 and $47,454 for the three and nine months ended December 31, 2011 as a result of continued saturation of the market.

BULK SMS

Bulk SMS messaging gives our customers the ability to send out a single message concurrently to a wide distribution list.  Success in this industry is dependent on sending large quantities of messages on stable cost effective telecommunication routes.  For the quarter ended December 31, 2011 we experienced fewer customers using our routes and this resulted in decreased revenue from $35,716 to $23,798. We also experienced a year to date revenue decrease from $131,971, for the nine months ended December 31, 2010, to $75,762, for the nine months ended December 31, 2011. In general, bulk messaging customers choose the service provider that is offering the lowest cost route.  Aggregators are able to negotiate varying price points based on the traffic they are able to guarantee to the mobile operators.  Due to the larger size of our competitors, and our competitors’ ability to negotiate and offer better pricing terms, there can be no guarantee that we will have routes that are the most cost effective in the future. We are not focusing on expanding this area of the business. As a result, we do not anticipate seeing any growth in our bulk messaging revenue during the remainder of fiscal 2012.

OTHER SMS SERVICES AND PRODUCTS

Revenue from other SMS services and products decreased from $1,247 for the quarter ended December 31, 2010, to NIL for the quarter ended December 31, 2011. On a year to date basis revenues have decreased from $10,599 for the first nine months of fiscal 2011 to NIL for the first nine months of fiscal 2012. Included in other SMS services and products are offerings such as mobile marketing campaigns, and virtual mobile revenues. Due to the decreasing margins and competitive nature of other SMS services and products revenue, we are not focusing on this area of the business. As a result, we do not expect any further revenue from other SMS services and products during the remainder of fiscal 2012.

SOFTWARE, MAINTENANCE AND CONSULTING

We generate revenues from the sale of our database product as well as the subsequent maintenance and consulting fees. Total revenues relating to the ZIM IDE have increased from $442,467 to $445,845 for the quarters ended December 31, 2010 and 2011, respectively. On a year to date basis revenues have increased from $1,270,795 for the first nine months of fiscal 2011 to $1,334,114 for the first nine months of fiscal 2012. The increase in revenue comes from a continued increase in the sales of new software on a year to date basis. The revenue from the renewal of software maintenance contracts remained stable.

We intend to continue to allocate resources to the maintenance and development of our database products. We remain committed to serving our existing customers and growing our enterprise software business.

OPERATING EXPENSES

	Three months ended December 31, 2011	Three months ended December 31, 2010	Period to period change
	$	$	$

Cost of revenue	46,717	66,296	(19,579)
Selling, general and administrative	230,714	226,135	4,579
Research and development	130,983	162,573	(31,590)
Amortization of intangible assets	4,887	-	4,887
	413,301	455,004	(41,703)

	Nine months ended December 31, 2011	Nine months ended December 31, 2010 (restated)	Period to period change
	$	$	$

Cost of revenue	127,051	182,545	(55,494)
Selling, general and administrative	844,173	857,472	(13,299)
Research and development	466,080	420,723	45,357
Amortization of intangible assets	11,730	-	11,730
	1,449,034	1,460,740	(11,706)

COST OF REVENUE

	Three months ended December 31, 2011	Three months ended December 31, 2010
	$	$
Mobile
Revenue	38,024	60,958
Cost of revenue	(9,276)	(14,561)
Gross margin	28,748	46,397

Gross margin percentage	76%	76%

Software
Revenue	445,845	442,467
Cost of revenue	(37,441)	(51,735)
Gross margin	408,404	390,732

Gross margin percentage	92%	88%

	Nine months ended December 31, 2011	Nine months ended December 31, 2010
	$	$
Mobile
Revenue	123,216	219,533
Cost of revenue	(36,485)	(49,252)
Gross margin	86,731	170,281

Gross margin percentage	70%	78%

Software
Revenue	1,334,114	1,270,795
Cost of revenue	(90,566)	(133,293)
Gross margin	1,243,548	1,137,502

Gross margin percentage	93%	90%

The increase in gross margins in our software segment relates to continued cost control coupled with increasing revenues.  In fiscal 2012 a larger percentage of the software revenue comes from the sale of enterprise software licenses related to a large project. At the same time, the margins in the mobile line of business have declined due to a decline in revenues combined with some fixed operational costs.

SELLING, GENERAL AND ADMINISTRATIVE

Selling, general and administrative expenses for the quarters ended December 31, 2011 and December 31, 2010 were $230,714 and $226,135, respectively. On a year to date basis, expenses have decreased from $857,472 for the first nine months of fiscal 2010 to $844,173 for the first nine months of fiscal 2011. The increase in selling, general and administrative fees relates to withholding taxes paid on the transfer of funds from our Brazilian subsidiary to our Canadian parent company. These transfers did not occur in the same time period in 2010. On a year to date basis these cost increases were offset by a decrease in stock based compensation expenses.

STOCK-BASED COMPENSATION

For the three months ended December 31, 2011 and December 31, 2010 we recognized compensation expense for employees and consultants of $1,601 and $21,453, respectively. On a year to date basis, stock-based compensation has decreased from $140,044 for the first nine months of fiscal 2010 to $26,254 for the first nine months of fiscal 2011. We do not have any non-vested awards.

On June 24, 2010, the Company issued 10,000,000 common shares to executive officers and consultants in lieu of cash compensation for services provided. 5,000,000 shares were issued to Dr. Michael Cowpland and 5,000,000 shares were issued to a holding company controlled by Mr. James Stechyson on approval of the Board of Directors. The share value at the time of the issue was deemed to be $0.01 and compensation expense of $100,000 was recognized.

RESEARCH AND DEVELOPMENT

Research and development expenses for the quarters ended December 31, 2011 and 2010 were $130,983 and $162,573, respectively. On a year to date basis, research and development expenses have increased from $420,723 for the first nine months of fiscal 2010 to $466,080 for the first nine months of fiscal 2011. This continued level of research and development investment reflects our focus on generating new technology and products to serve the enterprise database software market.

LIQUIDITY AND CAPITAL RESOURCES

We recorded net income of $211,604 and $123,493 during the three months ended December 31, 2011 and the three months ended December 31, 2010, respectively. On a year to date basis our net income has increased from $246,307 for the first nine months of fiscal 2010 to $287,929 for the first nine months of fiscal 2011. The increase in net income, for the quarter and year to date, is a reflection of increased software sales and decreased operating expenses and interest income.

At December 31, 2011, we had cash and cash equivalents of $1,643,202 and working capital of $1,824,280 as compared to cash and cash equivalents of $1,770,990 and working capital of $1,888,157 at March 31, 2011. This decrease in cash position principally reflects lower revenues, increased operating working capital and our investment in Connecting People for Health Co-operative Ltd.

Cash flows for the fiscal periods were as follows:
	Nine months ended December 31, 2011	Nine months ended December 31, 2010
	$	$
Cash flows provided by operating activities	273,128	491,121
Cash flows used in investing activities	201,797	54,486
Cash flows provided by financing activities	-	-

At December 31, 2011, we had access to a line of credit for approximately $491,642 ($500,000 in Canadian Dollars) from our Chief Executive Officer and a working capital line from our principal banker for approximately $49,164 ($50,000 in Canadian Dollars), in addition to a cash and cash equivalent balance of $1,643,202.  As at December 31, 2011, we do not have any amounts drawn on these facilities. Management believes that these funds, together with cash from on-going operations, will be sufficient to fund existing operations for the next 12 months. However, there is no guarantee that unanticipated circumstances will not require additional liquidity, and in any event, these funds alone may not allow for any additional expenditures or growth.

Future liquidity and cash requirements will depend on a wide range of factors, including the level of success the hawse have in executing our strategic plan as well as our ability to maintain business in existing operations and its ability to raise additional financing. If ZIM’s expenses surpass the funds available or if ZIM requires additional expenditures to grow the business, we may be unable to obtain the necessary funds and ZIM may have to curtail or suspend some or all of its business operations, which would likely have a material adverse effect on its business relationships, financial results, financial condition and prospects, as well as on the ability of shareholders to recover their investment.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

SUBSEQUENT EVENTS

None

ITEM 3 – QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

FOREIGN EXCHANGE RISK

The Company operates internationally, giving rise to significant exposure to market risks from changes in foreign exchange rates. The Company is exposed to exchange risk due to the following financial instruments denominated in foreign currencies.

Cash and cash equivalents of $1,643,202 are comprised of $261,949 in cash and $1,381,253 in cash equivalents. The cash equivalents of $1,381,253 at December 31, 2011 (1,333,131 at March 31, 2011) are comprised of:

Held in Canada:

Renaissance High Interest Savings at 1.2% - $187,144 ($190,326 CDN) – No Maturity

Held in Brazil:

Bank Deposit Certificate (CDB) at 8% per annum plus inflation - $1,194,109 - No Maturity. Of these deposits only R$120,000 are secured by Government Deposit Insurance.

Cash and cash equivalents includes the following amounts in their source currency:

	December 31, 2011	March 31, 2011

Canadian dollars	193,809	122,614
US dollars	55,591	59,464
Brazilian reals	2,571,179	2,548,542
British pounds	6,386	6,319
Euros	5,526	7,878

Accounts receivable include the following amounts receivable in their source currency:

	December 31, 2011	March 31, 2011

Canadian dollars	23,045	16,083
US dollars	65,623	81,397
Brazilian reals	367,860	4,089
British pounds	1,004	774
Euros	4,856	11,797

Accounts payable include the following amounts payable in their source currency:

	December 31, 2011	March 31, 2011

Canadian dollars	18,076	13,423
US dollars	2,210	10,003
Brazilian reals	567	10,855
British pounds	272	309

Accrued liabilities include the following accruals in their source currency:

	December 31, 2011	March 31, 2011

Canadian dollars	24,353	76,727
US dollars	11,121	9,938
Brazilian reals	31,775	719

The company does not enter into any derivative financial instruments to cover foreign exchange risk.

CREDIT RISK

The Company is exposed to credit-related losses in the event of non-performance by counterparties to financial instruments. We attempt to minimize credit exposure by dealing with only creditworthy counterparties in accordance with established credit approval policies.

Concentrations of credit risk in accounts receivable are indicated below by the percentage of the total balance receivable from customers in the specified geographic area:

	December 31, 2011	March 31, 2011

Canada	8%	7%%
North America, excluding Canada	22%	30%
South America	67%	56%
Great Britain	1%	0%
Europe, excluding Great Britain	2%	7%
	100%	100%

FAIR VALUE

The carrying values of cash and cash equivalents, accounts receivable, investment tax credits receivable, lines of credit, accounts payable and accrued liabilities approximate their fair value due to the relatively short periods to maturity of the instruments.

KEY PERSONNEL RISK

We currently depend heavily on the services of Dr. Michael Cowpland and Mr. James Stechyson.  The loss of the services of Dr. Cowpland and Mr. Stechyson and other key personnel could affect our performance in a material and adverse way.

SIGNATURES

In accordance with the requirements of the Exchange Act, the registrant has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ZIM Corporation
Registrant

DATE	SIGNATURE
February 17, 2012	/s/ Dr. Michael Cowpland Dr. Michael Cowpland, President and Chief Executive Officer

DATE	SIGNATURE
February 17, 2012	/s/ John Chapman John Chapman, Chief Financial Officer